AKF 12/10/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02053792

SEC FILE NUMBER
8-47760

SEC MAIL PROCESSING RECEIVED DEC 09 2002 WASH. D.C. 161 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2001 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Green Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 S. FIGUEROA STREET, SUITE 850
(No. and Street)

LOS ANGELES, CA 90017-2582
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK ISOZAKI (213) 228-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GURSEY, SCHNEIDER & CO., LLP
(Name – *if individual, state last, first, middle name*)

10351 SANTA MONICA BOULEVARD, SUITE 300, LOS ANGELES, CA 90025
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS C. GREEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THOMAS GREEN SECURITIES, INC., as of SEPTEMBER 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY WELTSCH
Commission # 1245390
Notary Public - California
Los Angeles County
My Comm. Expires Dec 11, 2003

Thomas C. Green
Signature

PRESIDENT
Title

Mary Weltsch
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

GURSEY, SCHNEIDER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

DONALD L. GURSEY, CPA*
STANLEY B. SCHNEIDER, CPA*
DAVID E. BLUMENTHAL, CPA
ROSEANNA L. PURZYCKI, CPA
DAVID J. SWAN, CPA
STEPHAN H. WASSERMAN, CPA
DAVID S. CANTOR, CPA
RORY BURNETT, CPA
VANITA M. SPAULDING, CFA, ASA*
* A PROFESSIONAL CORPORATION

10351 SANTA MONICA BOULEVARD ▪ SUITE 300
LOS ANGELES, CALIFORNIA 90025-6912
(310) 552-0960 ▪ FAX (310) 557-3468

Independent Auditors' Report

Board of Directors
Thomas Green Securities, Inc.
Los Angeles, California

We have audited the accompanying balance sheet of Thomas Green Securities, Inc., as of September 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Green Securities, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gursey, Schneider & Co LLP

Los Angeles, California
November 19, 2002

THOMAS GREEN SECURITIES, INC.
Balance Sheet
September 30, 2002

ASSETS

CASH		$ 21,392
DUE FROM CLEARING ORGANIZATION		106,170
PREPAID EXPENSES		1,185
FURNITURE AND EQUIPMENT, at cost net of accumulated depreciation of $35,046		7,696
MARKETABLE SECURITIES		19,087
OTHER ASSETS		10,036
TOTAL ASSETS		$ 165,566

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Note payable, bank		$ 50,000
Accrued salaries and commissions		1,019
Accounts payable and other accrued expenses		41,360
Total Liabilities		92,379
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 250,000 shares authorized, 15,603 shares issued and outstanding	$ 15,603	
Additional paid-in capital	4,587,906	
Accumulated unrealized loss on marketable securities	(36,730)	
Accumulated deficit	(4,493,592)	
Total Stockholder's Equity		73,187
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 165,566

The Accompanying Notes are an Integral
Part of the Financial Statements

THOMAS GREEN SECURITIES, INC.
Statement of Operations
Year Ended September 30, 2002

REVENUE:		
Commissions and syndication fees		$ 190,399
Net trading losses		(48,611)
Other		14,410
TOTAL REVENUES		156,198
EXPENSES:		
Sales commissions	$ 39,949	
Clearing and execution	40,385	
General and administrative	269,723	
Interest	6,615	
TOTAL EXPENSES		356,672
LOSS BEFORE STATE INCOME TAXES		(200,474)
PROVISION FOR STATE INCOME TAXES		800
NET LOSS		$ (201,274)

The Accompanying Notes are an Integral
Part of the Financial Statements

THOMAS GREEN SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Unrealized Loss on Marketable Securities	Accumulated Deficit	Total Stockholder's Equity
BALANCE, September 30, 2001	15,603	$ 15,603	$ 4,502,191	$ -	$ (4,292,318)	$ 225,476
Stockholder's contributions			85,715			85,715
Accumulated unrealized loss on marketable securities				(36,730)		(36,730)
Net loss					(201,274)	(201,274)
BALANCE, September 30, 2002	15,603	$ 15,603	$ 4,587,906	$ (36,730)	$ (4,493,592)	$ 73,187

The Accompanying Notes are an Integral
Part of the Financial Statements

THOMAS GREEN SECURITIES, INC.
Statement of Cash Flows
Year Ended September 30, 2002

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:		
Net loss		$ (201,274)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 5,235	
Loss on sale of marketable securities	17,527	
Gain on sale of furniture and equipment	(1,929)	
(Increase)/decrease in assets:		
Receivable from clearing broker	119,045	
Securities owned	102,502	
Prepaid expenses	11,215	
Other assets	1,840	
Increase/(decrease) in liabilities:		
Accrued salaries and commissions	(9,851)	
Accounts payable and other accrued expenses	(60,869)	184,715
NET CASH USED IN OPERATING ACTIVITIES		(16,559)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		
Purchase of marketable securities	(97,987)	
Proceeds from sale of marketable securities	110,358	
Purchase of furniture and equipment	(7,088)	
Proceeds from sale of furniture and equipment	4,975	
CASH FLOWS FROM INVESTING ACTIVITIES		10,258
CASH FLOWS USED IN FINANCING ACTIVITIES		
Repayment of stockholder loan	(3,083)	
CASH FLOWS USED IN FINANCING ACTIVITIES		(3,083)
NET DECREASE IN CASH		(9,384)
CASH - September 30, 2001		30,776
CASH - September 30, 2002		$ 21,392

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:	
Interest	$ 6,615
State income taxes	800
NON-CASH FINANCING ACTIVITIES:	
Additional paid in capital from contribution of marketable securities	$ 85,715

The Accompanying Notes are an Integral
Part of the Financial Statements

THOMAS GREEN SECURITIES, INC.
Notes to Financial Statements
September 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Thomas Green Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

General - Thomas Green Securities, Inc. is primarily engaged in the securities brokerage business. The Company's operations include agency and principal transactions and other securities related financial services.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Receivables - Management has determined that all receivables are fully collectible and accordingly no provision has been made for losses which may be sustained on the realization of the receivables.

Income Recognition - Security transactions and the related income and expenses are recorded on a trade date basis for financial statement purposes.

Securities Owned – The Company has no trading account securities at September 30, 2002.

Marketable Securities – The Company has investments in publicly traded securities. These securities are classified as available-for-sale securities and are recorded at their fair value on the balance sheet. Any change in the securities' fair value during the period is excluded from earnings and recorded, net of tax, as a component of other comprehensive income. The accumulated amount of unrealized holding gain or losses on available-for-sale securities is reported as a component of stockholder's equity.

Furniture, Equipment and Depreciation - Furniture and equipment are carried at cost. Depreciation is calculated using the straight-line method over estimated economic lives ranging from three to seven years.

Income Taxes - The Company has elected to be taxed as an S Corporation for federal and California tax purposes, which allows taxable income and deductions of the Company to flow through the stockholder individually. Federal and state income taxes (with the exception of California minimum tax of $800), therefore, have not been provided.

THOMAS GREEN SECURITIES, INC.
Notes to Financial Statements
September 30, 2002

NOTE 2 - FURNITURE AND EQUIPMENT

At September 30, 2002, furniture and equipment was comprised of the following:

Furniture and office equipment	$ 11,334
Computer equipment	31,408
	42,742
Less: accumulated depreciation	(35,046)
	$ 7,696

Depreciation expense was $5,235 for the year ended September 30, 2002.

NOTE 3 – NOTE PAYABLE, BANK

At September 30, 2002, the Company had a bank line of credit with a maximum borrowing of $50,000. Advances bear interest at 4.375% over the bank prime rate of 3.25% which aggregated 7.625% at September 30, 2002.

NOTE 4 – PROVISION FOR STATE INCOME TAXES

The provision for state income taxes for the year ended September 30, 2002 is only the minimum tax of $800 due to the Company's current year's loss.

At September 30, 2002, the Company had $1,918,783 of unused operating loss carry forwards that may be applied against future state taxable income. This state net operating loss carry forwards expire in the future as follows:

Year Ended September 30,	
2003	$ 1,055,306
2004	144,126
2010	545,260
2011	174,091
	$ 1,918,783

THOMAS GREEN SECURITIES, INC.
Notes to Financial Statements
September 30, 2002

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Risk and Uncertainties – The Company generates its revenues by providing security trading and brokerage activities to domestic customers. Revenues for these services are transaction-based. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

Litigation – In the normal course of business, the Company has been named as a defendant in several other legal actions. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the Company's financial condition.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital requirements of the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain minimum net capital, as defined, as the greater of $25,000 or 6-2/3% of the Company's total aggregate indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity, its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At September 30, 2002, the Company had net capital, as defined, of $49,358 which exceeded the $25,000 minimum requirement by $24,358. At that date the net capital ratio was 1.87 to 1.00.

The Company is not required to maintain special reserve bank accounts for the exclusive benefit of its customers. Rule 15c3-3k(2)(ii) exempts the Company from the customer protection requirements of the Securities Exchange Act of 1934.

THOMAS GREEN SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
September 30, 2002

	Accounts From Audited Financial Statements	Accounts From Unaudited FOCUS Part II	Difference Increase (Decrease)	Notes*
TOTAL OWNERSHIP EQUITY	$ 73,187	$ 88,597	$ (15,410)	(1)
DEDUCTIONS AND/OR CHANGES				
Non-allowable assets included in the following balance sheet captions:				
Furniture and equipment, net	7,696	5,468	2,228	(2)
Other assets, prepaids, and deposits	11,221	15,645	(4,424)	(3)
TOTAL NON-ALLOWABLE ASSETS	18,917	21,113	(2,196)	
NET CAPITAL BEFORE HAIRCUTS	54,270	67,484	(13,214)	
LESS HAIRCUTS ON SECURITIES COMPUTED PURSUANT TO RULE 15c3-1(F)	4,912	4,714	198	(4)
NET CAPITAL	$ 49,358	$ 62,770	$ (13,412)	
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	$ 92,379	$ 79,151	$ 13,228	(5)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.87:1	1.26:1		
MINIMUM NET CAPITAL REQUIRED	$ 25,000	$ 25,000		

* See Page 10 for explanation of differences.

THOMAS GREEN SECURITIES, INC.
Notes to Differences Between Net Capital as
Computed in Audited Statement and FOCUS Part II
September 30, 2002

Differences resulted primarily from the following audit adjustments for the year ended September 30, 2002:

(1) Adjustments to correct total ownership equity as reported for the year -	
(a) To adjust receivable form clearing account	$ 13
(b) To adjust fixed assets for sale of assets	2,228
(c) To adjust other assets for amount of prepaids, deposits, etc.	(4,424)
(d) To accure additional professional fees	(13,227)
	$ (15,410)
(2) To adjust fixed assets for sale of assets	$ 2,228
(3) (a) To adjust prepaid expenses	$ (284)
(b) To adjust other assets for security deposit and cash surrender value of life insurance	(4,140)
	$ (4,424)
(4) Adjust haircuts on marketable securities at September 30, 2002	$ 198
(5) Adjustments to correct total aggregate indebtedness liabilities -	
(a) To accrue additional professional fees	$ 11,923
(b) To accrue miscellaneous expenses	1,305
	$ 13,228

GURSEY, SCHNEIDER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

DONALD L. GURSEY, CPA*
STANLEY B. SCHNEIDER, CPA*
DAVID E. BLUMENTHAL, CPA
ROSEANNA L. PURZYCKI, CPA
DAVID J. SWAN, CPA
STEPHAN H. WASSERMAN, CPA
DAVID S. CANTOR, CPA
RORY BURNETT, CPA
VANITA M. SPAULDING, CFA, ASA*
* A PROFESSIONAL CORPORATION

10351 SANTA MONICA BOULEVARD ▪ SUITE 300
LOS ANGELES, CALIFORNIA 90025-6912
(310) 552-0960 ▪ FAX (310) 557-3468

Board of Directors
Thomas Green Securities, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Thomas Green Securities, Inc. for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Thomas Green Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements of prompt payment for securities under Section 8 of the Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

GURSEY, SCHNEIDER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

Board of Directors
Thomas Green Securities, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, the management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

Gursey, Schneider & Co LLP

Los Angeles, California
November 19, 2002